

May 17, 2012

Via E-mail
Mr. William J. Lyons
Chief Financial Officer
CONSOL Energy Inc.
CNX Center
1000 Consol Energy Drive
Canonsburg, PA 15317-6506

> **Re:**  **CONSOL Energy Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 10, 2012**
> **Response dated April 30, 2012**
> **File No. 001-14901**

Dear Mr. Lyons:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements and Supplementary Data

Note 1 – Significant Accounting Policies

Impairment of Long-lived Assets, page 119

1.     We note your response to our prior comment 5 that you determined the shallow oil and gas segment is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Please discuss whether each field has an independent set of identifiable cash flows regardless of whether these results are reviewed by the chief operating decision maker. Tell us why the identifiable cash flows

of a certain field are not largely independent of the cash flows of another field, especially a field that uses a different gathering system.

2.    We note from your response to our prior comment 6 that you tested the carrying value of the assets of the Shallow Oil and Gas segment for impairment as of December 31, 2011. We also note from your response to comment 7 that you do not allocate all gas and coal properties to individual or aggregated segments until planned production is identified. Please tell us the carrying amount of assets within this segment that were tested for impairment as well as the carrying amount of any other assets within this segment that were not tested.

You may contact James Giugliano at (202) 551-3319, or Nasreen Mohammed at (202) 551-3773, if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining